

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via Facsimile
Mr. Tassos Recachinas
President
HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

>   **Re: HDS International Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **Amendment No. 1 to Form 8-K**
>   **Filed February 9, 2012**
>   **File No. 000-53949**

Dear Mr. Recachinas:

We have reviewed your letter dated May 24, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 6, 2012.

General

1.   We have received your registration statement on Form S-1, file number 333-182573, filed on July 9, 2012. Please be advised that we will provide comments, if any, relating to this registration statement under separate cover.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 29

2.   We note that upon the closing of the asset acquisition agreement with Hillwinds Ocean
        Energy, LLC, Mr. Recachinas, who is president of Hillwinds, became your sole executive
        officer and director. We further note that subsequently, on October 7, 2011, you
        expanded your intellectual property portfolio by entering into a certain license agreement
        with Hillwinds in exchange for a cash payment of $10,000. Revise to include the
        disclosure required by Item 404(d) of Regulation S-K. Describe in detail how the
        October 7, 2011 license agreement expanded your intellectual property portfolio.
        Describe in detail any license, trademarks or patents that were required. You should also
        describe how you determined that $10,000 was appropriate consideration for any
        intellectual property acquired pursuant to this agreement.

Form 8-K/A-1 filed February 9, 2012

3.   We note in your response to prior comment 2 your conclusion that the transaction was
        not a reverse recapitalization. Please provide additional details of your analysis including
        your consideration for ASC 805-10-55-12 when determining the accounting acquirer.
        Ensure that your analysis is based upon authoritative accounting literature applicable at
        the time of the transaction. In this regard we note that the analysis provided in this
        response was based upon SFAS 141 and EITF 98-3, both of which were superseded as of
        the date of your transaction.

        You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions
regarding comments on the financial statements and related matters. If you have any other
questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence,
Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you thereafter require further
assistance, you may contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief

cc: Via Facsimile (509) 747-1770
        Conrad Lysiak, Esq.